1925 W. Field Court, Suite 300
Lake Forest, IL 60045

June 18, 2012

United States Securities and Exchange Commission
Washington, D.C.  20549
Attention:  Jim B. Rosenberg

Re:	Akorn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
Form 8-K Dated March 5, 2012
Filed March 6, 2012
Form 8-K Dated February 28, 2012
Filed March 5, 2012
Form 8-K Dated December 22, 2011
Filed December 30, 2011
File No. 001-32360

Dear Mr. Rosenberg:

Akorn, Inc. (“Akorn” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 30, 2012, with respect to Akorn’s above-referenced filings with the Commission.  We acknowledge that:
●	Akorn is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	Akorn may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below is the heading and text of each comment followed by our response:

  Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 11

1.
We note the discussion in your March 6, 2012 earnings conference call in which management stated, in the context of discussions of quarterly and yearly revenue growth, that “sequential growth was predominantly due to the launch and arrival of injectable products that were impacted by industry wide growth shortages” and that “drug shortages continue to be rampant and are expected to reach unprecedented levels as more manufacturers in our industry grapple with GMP issues.”  Management then noted various steps the company has undertaken to increase capacity and bring discontinued products back to the market.  Management later noted certain risks of “choppiness” and “ups and downs” in revenues and uncertainties as to market participants and supply. Given the significant influence on revenues management attributes to the market shortage opportunities as well as capital investments the company has made or appears to be making in order to increase capacity and respond to such opportunities, please provide proposed disclosure for inclusion in future periodic reports that addresses the material risks associated with this strategic objective.  Alternatively, please tell us why you have determined that disclosure of the risks associated with this strategic objective are not necessary.

Response:  We consider the drug shortages to have provided us additional opportunities to gain revenue and market share, at least for a period of time, by stepping in to alleviate some of the shortage.  This is incremental revenue and margin to us that we view more as an opportunity than a risk.  As a company, we do not expect or rely on incremental revenue from continuation of the current level of drug shortages in order to maintain our revenues and profitability.  While there has been an increase in drug shortages of late, we assume that eventually supplies will stabilize once again, and some of the current opportunities will expire.  While it is true that our revenue growth from the third quarter to the fourth quarter of 2011 was primarily attributable to launch or re-launch of products currently experiencing shortages, our perspective is that one quarter is not a long enough period to establish this as a recurring component of our strategic plan requiring a new risk factor related to potentially losing this as a new revenue source.  Further, while we have taken steps to increase our production capacity to meet the current shortages, such as by adding production shifts, we have not been making capital investments in direct response to drug shortage opportunities.

We will continue to monitor our risk factors in light of business developments, and should we determine that drug shortage opportunities remain a significant continuing factor in supporting our growth and profitability, we will add appropriate risk factor disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

2.
Please provide us proposed revised disclosure of your changes in revenue period-over- period to be included in future periodic reports that separately quantifies and discusses increases and decreases associated with volume changes, price changes and the introduction of new products, separately indicating the impact from business combinations and product revivals associated with market drug shortages.  Please see Item 303(a)(3)(iii) of Regulation S-K.

Company Response:   Disclosed below is the proposed revised narrative which quantifies the changes attributable to price changes, to volume changes, to acquisitions, and to new and re-launched products:

Our revenues were $136.9 million in 2011, an increase of $50.5 million, or 58.5%, compared to 2010. This increase in revenue was related to a number of factors, including the acquisition of AVR, increased sales of existing products through sales efforts and share gains from market shortages, introduction of new products, and price increases for certain products.  Of the $50.5 million increase in revenues, $17.4 million was related to new products and the re-launch of dormant products to capitalize on market opportunities, $13.2 was due to increased sales of existing products, $5.0 million was related to selected price increases, and $14.9 million was related to acquisitions, partially offset by a decline of $5.2 million related to our strategic decision to exit the biologics & vaccines segment in March 2010.

As it relates to our reportable segments, the increase in revenue for our ophthalmic segment was primarily due to the AVR acquisition and sales volume increases for our existing products.  The increase in revenue in our hospital drugs & injectables segment was primarily due to re-launches and new products, along with volume increases for existing products.  The decline in contract segment revenues was due to refocusing our manufacturing plants on producing Akorn-branded products, along with the loss of AVR as a contract customer upon our acquisition of this business in May 2011.

Financial Condition and Liquidity, page 26

3.    Please provide us proposed revised disclosure to be included in future periodic reports that discusses your planned expenditures to complete the capital improvement project to expand operating capacity in your Somerset, New Jersey facility as disclosed in Note E on page 49.  In addition, please discuss the impact of the capital expenditure needs associated with your Kilitch Drugs acquisition as discussed in your earnings conference call for the first quarter of 2012.

Response:  Under Financial Condition and Liquidity on page 26, we propose changing the first sub-heading from “Overview” to “Cash Flows”.  At the top of page 27 we propose to introduce a new sub-heading called “Liquidity and Capital Needs”, containing the following disclosure:

Liquidity and Capital Needs

We require certain capital resources in order to maintain and expand our business.  Specifically, we anticipate investing $15-20 million in infrastructure projects during 2012, which includes approximately $4-5 million to complete the plant expansion project at our Somerset, New Jersey manufacturing facility, and various facility upgrades at our Decatur, Illinois plants.  As of December 31, 2011, we had $84.0 million in cash and cash equivalents.  We believe that our cash reserves, operating cash flows and availability under our Credit Facility will be sufficient to meet our cash needs for the foreseeable future.

We continue to evaluate opportunities to grow and expand our business through the acquisition of new businesses, manufacturing facilities, or pharmaceutical product rights.  Such acquisitions may require us to obtain additional sources of capital.  We cannot predict the amount of capital that may be required to complete such acquisitions, and there is no assurance that sufficient financing for these activities would be available on terms acceptable to us, if at all.

As noted, the Company is also expecting to invest an additional $15 to $20 million in 2012 related to the ongoing capital expansion projects at our plant in Paonta Sahib, India, which was acquired on February 28, 2012 as part of the Kilitch acquisition.  We will disclose ongoing estimates of this and other capital expansion projects in our future quarterly and annual filings with the Commission.

Contractual Obligations, page 31

4.
Please provide us a proposed revised contractual obligation table and related disclosure to be included in future periodic reports that includes the interest payments associated with your current and long-term debt.

Response:  Following is a revised contractual obligations table which includes the periodic interest payments due to holders of our 3.50% convertible senior notes due 2016.

The following table details our future contractual obligations as of December 31, 2011 (in thousands):

Description	Total	2012	2013	2014	2015	2016	2017 and beyond
Current and long-term debt	$120,000	—	—	—	—	120,000	—
Interest payments due on current and long-term debt	18,900	4,200	4,200	4,200	4,200	2,100	—
Contingent consideration – acquisitions	15,000	—	—	15,000	—	—	—
Inventory purchase commitments	12,871	3,218	3,218	3,218	3,217	—	—
Leases	11,615	2,093	1,920	1,940	1,954	1,780	1,928
Strategic partners – contingent payments 1	11,001	5,424	5,577	—	—	—	—
Total:	$189,387	$14,935	$14,915	$24,358	$9,371	$123,880	$1,928

1 Note the Strategic Partner Payments are estimates which assume that various contingencies and market opportunities    occur in 2012 and beyond.

Critical Accounting Policies,
Allowance for Chargebacks and Rebates, page 32

5.
Please provide us proposed revised disclosure in the last paragraph on page 32 to be included in future periodic reports that properly describes why your allowance increased from $2.5 million at the December 31, 2010 to $5.9 million at December 31, 2011.  Your current disclosure explains a decline in the allowance that does not appear to exist.

Response:  Below is our proposed revised disclosure:

The allowances for chargebacks and rebates were $5.9 million and $2.5 million as of December 31, 2011 and 2010, respectively.  This $3.4 million increase in our allowances for chargebacks and rebates was related to an increase in inventory levels of our products at key wholesalers as a result of increased demand and sales volume for our products.

Financial Statements
Consolidated Statements of Operations, page 40

6.
Please provide us proposed revised statements of operations to be included in future periodic reports that parenthetically highlights that your cost of sales does not include amortization of your intangible assets.  Please see SAB 11:B.

Response: Below is our proposed revised statement of operations, which including the parenthetical added to “cost of sales” as required per the guidance provided by SAB 11:B.

AKORN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Data)

	Year ended December 31,
	2011	2010	2009
REVENUES	$136,920	$86,409	$75,891
Cost of sales (exclusive of amortization of intangibles included below)	57,231	43,944	60,219
GROSS PROFIT	79,689	42,465	15,672

Selling, general and administrative expenses	33,135	22,721	22,843
Research and development expenses	11,555	6,975	4,764
Amortization of intangibles	1,733	1,497	1,648
Supply agreement termination expenses	—	—	5,929
TOTAL OPERATING EXPENSES	46,423	31,193	35,184
OPERATING INCOME (LOSS)	33,266	11,272	(19,512)

Amortization of deferred financing costs	(1,948)	(2,841)	(2,013)
Non-cash interest expense	(2,109)	—	—
Interest expense, net	(2,283)	(942)	(1,516)
Equity in earnings of unconsolidated joint venture	14,550	23,368	1,580
Change in fair value of warrants liability	—	(8,881)	(3,843)
Other non-operating expenses	(170)	—	—
INCOME (LOSS) BEFORE INCOME TAXES	41,306	21,976	(25,304)
Income tax (benefit) provision	(1,707)	152	2
NET INCOME (LOSS)	$43,013	$21,824	$(25,306)
NET INCOME (LOSS) PER COMMON SHARE:
BASIC	$0.45	$0.24	$(0.28)
DILUTED	$0.41	$0.22	$(0.28)
SHARES USED IN COMPUTING NET INCOME (LOSS) PER COMMON SHARE:
BASIC	94,549	92,801	90,253
DILUTED	103,912	99,250	90,253

Consolidated Statements of Cash Flows, page 42

7.
You disclose that you had purchases of property, plant and equipment in investing cash flows of $14.8 million in 2011 that appear to be comprised of a $12.7 million increase in construction in progress and a $2.1 million increase in other property, plant and equipment.  During this same period you disclose a net change in accounts payable of $5.9 million in 2011 that appears to consist of a $13 million increase in accounts payable less payables acquired in two significant acquisitions consummated in 2011.  Since you do not disclose any amounts in Note O – Supplemental Cash Flow Information for the noncash acquisition of fixed assets, please confirm for us that you have no amounts in accounts payable or accrued expenses at the end of 2011 or 2010 related to fixed assets. Otherwise, tell us the amounts of accounts payable or other accruals related to capital expenditures for property, plant and equipment at the end of 2011 and 2010 and explain to us why you have apparently reflected these amounts as capital expenditures and increases in operating cash inflows in your statements of cash flows.

Response:  Upon review of our consolidated statement of cash flows, we have concluded that a reclassification is needed between net cash provided by operating activities and net cash used in investing activities related to the change in capital expenditures accrued but unpaid as of December 31, 2011 compared to December 31, 2010.  As of December 31, 2011, our trade accounts payable and our accrued expenses and other liabilities, combined, included $3,778,000 of accrued but unpaid capital expenditures, whiles as of December 31, 2010, these accounts included $366,000 of accrued but unpaid capital expenditures.  We acknowledge that such accrued amounts represent non-cash items in accordance with ASC Topic 230, Cash Flow Statement, and therefore would not be presented within the our consolidated statement of cash flows until the said amounts are paid.  Accordingly, we need to reduce our cash provided by operating activities by $3,412,000 and likewise reduce our cash used in investing activities by that same amount in our consolidated statement of cash flows for the year ended December 31, 2011.

We have evaluated the appropriate classification within the context of Staff Accounting Bulletin (SAB) No. 99, Materiality, SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, FASB Accounting Standards Codification (ASC) Topic 250, Accounting Changes and Error Corrections, and ASC Topic 270, Interim Reporting.  As provided within the said guidance, an omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.  We have evaluated the quantitative and qualitative aspects of the classification error for the years-ended December 31, 2011 and 2010, as well as the interim periods contained therein and believe that it is not material to our financial statements based upon, but not limited to, the following:

-	The adjustment does not impact any financial statement trends, including our consolidated income statement, nor our cash provided by operating activities;
-	The adjustment does not impact the fact that cash flow from operating activities is positive;
-	The adjustment does not impact the total increase in cash and cash equivalents;
-	The adjustment does not impact our ability to meet analysts’ expectations;
-	The adjustment is not indicative of any negative financial or business trends as it does not impact our strategic business initiatives, product development, and product launches;
-	The adjustment is not isolated to any one of our segments;
-	The adjustment does not impact our ability to meet our regulatory requirements;
-	The adjustment does not impact our compensation programs;
-	The adjustment does not impact our ability to meet any of our contractual obligations, nor would it impact the terms under any arrangements;

We believe that the misclassification is not material within the context of the above said guidance and therefore we propose to not recall our filing of our annual report on Form 10-K for the year ending December 31, 2011, nor any of our Forms 10-Q.

As we do not believe that the correction is material to the overall financial statements, we propose to correct this misclassification in our annual report on Form 10-K to be filed for the year ending December 31, 2012, by including a note explaining the classification change and the cash flow line items affected, and marking the numbers as “restated”.  Likewise, we propose to make the necessary reclassifications and narrative disclosures on our 2012 Forms 10-Q for the quarters ending June 30, 2012 and September 30, 2012.  Our explanatory note will be included in the first note to our financial statements entitled “Business and Basis of Presentation” and will read as follows in our 2012 Annual Report on Form 10-K:  “The Company’s consolidated statement of cash flows for the year ended December 31, 2011 have been restated to correct a classification error which resulted in overstatement of cash provided by operating activities in the amount of $3,412,000 and overstatement of cash used by investing activities by that same amount.  The error was related to capital expenditures that were accrued but unpaid.”

The following table sets forth the numbers in our consolidated statement of cash flows that need to be restated to correct our cash flow disclosures (in thousands):

	Year ended December 31, 2011
	As Filed	Restated
Changes in operating assets liabilities:

Trade accounts payable	$5,892	$2,546

NET CASH PROVIDED BY OPERATING ACTIVITIES	23,003	19,657

Purchase of property, plant and equipment	(14,849)	(11,503)

NET CASH USED IN INVESTING ACTIVITIES	(98,380)	(95,034)

Notes to Consolidated Financial Statements
Note C –  Allowance for Customer Deductions, page 48

8.
Please provide us proposed policy disclosure to be included in future periodic reports of your advertising and promotions component of customer deductions.  Separately reference for us the authoritative literature you rely upon to support your policy.

Response: Below is our proposed policy disclosure to be added to Note B:

Advertising and Promotional Allowances to Customers:  The Company routinely sells its non-prescription ophthalmic and other drug products to major retail drug chains.  From time to time, the Company may arrange for these retailers to run in-store promotional sales of the Company’s products.  The Company reserves an estimate of the dollar amount owed back to the retailer, recording this amount as a reduction to revenue. When the actual invoice for the sales promotion is received from the retailer, the Company adjusts its estimate accordingly.

For our treatment of advertising and promotional expenses paid to customers, we referred to guidance contained within ASC 605-50, Customer Payments and Incentives.

Note F –  Financing Arrangements
Convertible Notes, page 49

9.        Please provide us proposed revised disclosure that clarifies where your notes are traded. It does not appear that you registered these notes in any public offering.  Please also tell us how you determined that the notes were trading at 144.25% of their face value.

Response:  We have not listed the Notes on any securities exchange or on any automated dealer quotation system. We have been advised by the initial purchasers of the Notes of their intent to make a market in the Notes following the offering, but they are not obligated to do so and may discontinue any market making at any time. We determined the quoted trading price of 144.25% of face value of the notes as of December 31, 2011, based upon market data provided by Deutsche Bank Securities Inc. (“Deutsche Bank”), one of the co-managers of the offering and representative of the initial purchasers. Deutsche Bank continues to assist us in estimating the market value of the Notes.

10.
Please tell us why you do not bifurcate the conversion feature of your Notes as a derivative liability.  Reference for us the authoritative literature you rely upon to support your accounting.  In your response, please tell us how and when the conversion price is subject to adjustment and how each adjustment factor is considered in your derivative liability analysis.

Response:

We have evaluated the embedded conversion feature and whether the feature should be bifurcated and recorded as a separate derivative liability.  Our evaluation was based upon ASC 815-10, Derivatives and Hedging, ASC 815-15, Embedded Derivatives, and ASC 815-40, Contracts in Entity’s Own Equity.  We have concluded that the embedded conversion feature met the equity scope exception under ASC 815-15 as the contract was determined to be indexed to the Company’s own stock and representative of an equity instrument under ASC 815-40.  We have outlined our analysis below, which includes the US GAAP literature as well as the individual assessment performed on each of the features present that can adjust the conversion price, as requested by the Staff.

1.)
We evaluated whether the embedded conversion feature should be separated from the host contract and accounted for as a derivative instrument in accordance with ASC 815-15-25-1, which states that an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to ASC 815-15 if the following criteria are met:

a)
The conversion option is not clearly and closely related to the debt host.

As per ASC 815-15-25-51, Convertible Debt, “the changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related.”

b)
The convertible debt is not re-measured at fair value with changes reported in earnings upon occurrence.

The accounting for the convertible debt per ASC 470-20-15 will not be to re-measure the liability at fair value each period, with changes in fair value reported in earnings. Additionally, the fair value option under ASC 825 has not been elected for the 2016 Notes.

c)	A separate instrument with the same terms as the conversion option would be a derivative instrument. As per ASC 815-10-15-83, a derivative instrument has the following characteristics:

i.
The contract has one or more underlyings and one or more notional or payment provisions, which determine the amount of the settlements.  The conversion option has the Company’s stock price as an underlying, a notional amount (the principal amount) and has several different payment provisions, which determine the amount of the settlement.  Therefore the conversion option meets this criterion.

ii.
No initial net investment or less initial net investment than would be required for other types of similar contracts.  The initial net investment for the 2016 Notes is not considered to be the initial net investment for any embedded features per ASC 815-15-25-1(c), Therefore the conversion option meets this criterion.

iii.
Allows for net settlement, or provides for the delivery of an asset that puts the recipient in a position not substantially different from net settlement.  The conversion option puts the holder in a position that is not substantially different from net settlement as our stock is publicly traded, and thus readily convertible to cash.  Therefore the conversion option meets this criterion.

As shown above, the embedded conversion feature meets all the criteria to be separated from the host contract under ASC 815-15.

2.)
As the criteria under ASC 815-15 were met, we further considered whether the conversion feature meets the equity scope exception under ASC 815-10-15-74.  The guidance in section 815-10-15-74 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”  To determine if the stock conversion feature is indexed to its own stock it must be analyzed under ASC 815-40-15 (formerly EITF 07-5), and to determine if it could be classified as stockholders’ equity it must be analyzed under ASC 815-40-25 (formerly EITF 00-19).

3.)	We have evaluated ASC 815-40-15-7 through 15-8 and ASC 815-40-55-26 through 55-48. The analysis concluded that the embedded conversion feature is indexed to our stock based upon the following:

a)
There are no contingent exercise provisions contained within the convertible note agreement that are based on an observable market or observable index, other than the market for the Company’s own stock or an observable index, as provided by ASC 815-40-15-7 through 15-7b.

b)	The convertible note agreement contains various anti-dilution provisions which impact the conversion price, which include the following:

a. Stock Dividends and Share Splits;
b. Issuance of Rights, Options and Warrants to Common Stock Holders
c. Spin-Offs and Other Distributed Property
d. Cash Dividends or Distributions
e. Tender Offers or Exchange Offers

These provisions were evaluated under ASC 815-40-15-7c through ASC 815-40-15-8 and have been analogized to Example 17 (Variability Involving Various Underlyings) in ASC 815-40-55-42 and 55-43.  Based upon the relevant guidance, the anti-dilution provisions included in the 2016 Notes are designed to adjust for the dilution to the conversion option caused by certain events. The adjustments are based on mathematical calculations that determine the direct effect the occurrence of such dilutive event should have on the price of the underlying shares, and thus do not violate Step 2 of ASC 815-40-15.

c)
The 2016 Notes are subject to repurchase by us at the option of the holders following a fundamental change as defined within the agreement.  However, if a fundamental change occurs and a holder elects to convert its 2016 Notes, the Company will under certain circumstances, increase the applicable conversion rate for the 2016 Notes surrendered for conversion by a number of additional shares of common stock, based on the date on which the fundamental change occurs or becomes effective and the price paid per share of the common stock in the fundamental change as specified within the convertible debt agreement.  The table of conversion rate adjustments was determined such that the fair value of the additional shares would be expected to approximate the fair value of the convertible debt at the date of the fundamental change.  The adjustment is consistent with the provisions in Example 19 (Variability Involving Contingently Convertible Debt with a Market Price Trigger, Parity Provision and Merger Provision) under ASC 815-40-55-46, and therefore does not violate Step 2 of ASC 815-40-15.

d)
The conversion rate, to the extent permitted by law and approved by the Board of Directors, may be decreased by the Company.  The ability of the Company to unilaterally modify the terms of the instrument does not preclude the instrument from being indexed to the Company’s own stock under ASC 815-40-15-7h, as the modification benefits the counterparty.

e)
To the extent that a shareholder rights plan is in effect, the converting holder will receive any rights under such rights plan, unless prior to the conversion date, the rights have been separated from the common stock, in which case the conversion rate will be adjusted at the time of separation, as if it was distributed to all shareholders, in a manner consistent with the anti-dilution provisions.  Therefore, the adjustment feature is consistent with Example 17 of ASC 815-40-55-42 and 55-43.

4.)
The Company further evaluated the convertible debt under ASC Sub-Topic 815-40-25-7 through 815-40-25-38, which addresses conditions necessary for equity classification. The analysis performed concluded that no provisions exist that would preclude the instruments from being classified as equity based upon the following:

a.	There are no provisions that require settlement upon conversion in cash except in certain circumstances where the holders of the shares underlying the 2016 Notes also receive cash.

b.	Settlement in unregistered shares is permitted;

c.
Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the instrument could remain outstanding;

d.	The instrument contains an explicit share limit and any adjustment to the explicit share limit is within the Company’s control;

e.	There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Commission;

f.
There are no cash-settled top-off or make-whole provisions. There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due;

g.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There is no requirement in the contract to post collateral at any point or for any reason.

Note Q –  Business Combinations and Other Strategic Investments, page 62

11.
Please provide us proposed revised disclosure to be included in future periodic reports that indicates your accounting policy for business combinations.  In your disclosure, please specifically indicate:

that you apply the acquisition method;
how you record assets acquired and liabilities assumed;
how you determine the value of goodwill; and how you treat acquisition costs.

Response: Below is the proposed disclosure to be included within our Critical Accounting Policies:

Business combinations are accounted for under ASC 805, Business Combinations, using the acquisition method of accounting. The acquisition method of accounting requires an acquirer to recognize the assets acquired and the liabilities assumed at the acquisition date measured at their fair values as of that date. In determining the allocation of fair value in a material acquisition, the Company will continue to rely on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The value of goodwill will be determined as the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets received.  Under the acquisition method of accounting, the Company will identify the acquirer and the closing date and apply applicable recognition principles and conditions.

Acquisition-related costs are costs the Company incurs to effect a business combination. The Company accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

12.
For each of your business combinations in this note you refer to purchase price allocations and, for the Lundbeck Products acquisition, you indicate that the allocation of purchase price is preliminary.  Please provide us proposed revised disclosure to be included in future periodic reports that:

Removes reference to a purchase price allocation as that is a construct of the purchase method.  Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired.

Specifically identifies which assets, liabilities or items of consideration are provisional, the reasons why your initial accounting is incomplete and the nature and amount of any measurement period adjustments recognized during the reporting period as required by ASC 805-10-50-6.

This comment also applies to your acquisition of Kilitch selected assets treated as a business combination as disclosed in Note 13 to your March 31, 2012 Form 10-Q.

Response:  Set forth below is our proposed revised Note Q to our Annual Report on Form 10-K for the year ended December 31, 2011 and revised Note 13 to our Quarterly Report on Form 10-Q for the period ended March 31, 2012, incorporating the requested disclosures.  Note that the allocation of fair value of the Lundbeck allocation is expected to be final, so we have removed reference to the allocation being preliminary.  For the AVR acquisition, the final purchase price is subject to final working capital reconciliation and final true-up of the incremental income tax burden to the sellers resulting from the IRC Section 338(h)(10) election.

Annual Report on Form 10-K for the year ended December 31, 2011

Note Q – Business Combinations and Other Strategic Investments

AVR Acquisition

On May 3, 2011, the Company purchased all the outstanding shares of stock of Advanced Vision Research, Inc. (“AVR”), paying $26,011,000 in cash, net of cash held by AVR.  The acquisition of AVR is being accounted for as a business combination.  The purchase price is subject to adjustment based on a working capital guarantee contained in the purchase agreement.  During the quarter ended September 30, 2011, the Company paid an additional $723,000 to reimburse the sellers for the net cash balance in AVR’s bank accounts as of the acquisition date, as required by terms of the purchase agreement.  Akorn has further agreed to reimburse AVR Business Trust, Advanced Vision Research, Inc., Advanced Vision Pharmaceuticals, LLC , and the shareholders of AVR Business Trust (collectively, the “Sellers”) for any incremental income tax expense they should incur related to the parties making an Internal Revenue Code (“IRC”) Section 338(h)(10) election.  In relation to this agreement, the Company paid $734,000 to the Sellers at closing, which represents the Seller’s initial estimate of their incremental income tax burden as a result of the IRC Section 338(h)(10) election.

 The acquisition of AVR is a strategic extension of the Company’s ophthalmic business, allowing the Company to expand its presence in the OTC eye care product space.  The Company is leveraging its existing operating infrastructure that markets products to ophthalmologists, optometrists, and retailers nationwide and also expects to attain cost savings and synergies as the Company continues to integrate the AVR business into its existing operations.

 AVR markets a line of OTC eye care products under the TheraTears® brand name.  Akorn had been a contract manufacturer of certain TheraTears® products since 2008.  During 2011, 2010 and 2009, the Company generated revenues of $607,000, $2,113,000 and $1,248,000 from the sale of TheraTears® products to AVR.

Subsequent to its acquisition on May 3, 2011, AVR generated revenues during 2011 of $14.0 million included within the Company’s ophthalmic segment revenue, and generated operating income of approximately $2.0 million.

The following table sets forth the allocation of purchase price for AVR.  The figures presented below are subject to resolution of working capital adjustments and final calculation of the amount due the Sellers to cover their incremental tax burden related to the IRS Code Section 338(h)(10) election discussed above.  It is expected that any subsequent change to the final purchase price will be allocated to goodwill.

(Amounts in thousands)

PURCHASE PRICE:	Initial Estimate	Adjustments Recorded estimate	Current Estimate

Cash paid	$26,011	$723	$26,734
Estimated additional consideration due	904	(723)	181
Assumed liabilities	3,376	(30)	3,346
Total purchase price	$30,291	$(30)	$30,261

ALLOCATION OF THE FAIR VALUE OF THE ACQUISITION:

Accounts receivable, net	611	—	611
Inventories, net	4,376	(969)	3,407
Prepaid expenses and other current assets	805	—	805
Property and equipment	250	—	250
Goodwill, deductible	14,749	(2,961)	11,788
Trademarks and technology	9,500	—	9,500
Customer relationships	—	3,900	3,900
Total allocation of fair value	30,291	(30)	30,261

The adjustment to purchase price and the allocation of fair value of the acquisition was primarily related to paying to the Sellers an additional cash amount of $723,000, which represented the net cash balance on AVR’s balance sheet on the acquisition date, and finalizing the valuation of the acquired intangible assets.

The Company identified Trademarks and technology and Customer relationships as finite-lived intangible assets acquired as part of the AVR acquisition.  Both of these assets were valued based on the projected net present value of future cash flows to be generated from these assets.   Goodwill represents both expected synergies and intangible assets that do not qualify for separate recognition and equals the excess of purchase price over the value of the identifiable tangible and intangible assets acquired.  The net tangible assets acquired consist primarily of inventory of approximately $3.4 million, accounts receivable of $0.6 million, prepaid expenses and other currents assets of $0.7 million and property and equipment of $0.3 million.  The fair value of inventory was determined based on its net realizable value which was adjusted to include all net costs allocable to the manufacturing effort.

For income tax purposes, the Company will be able to deduct the goodwill and other intangible assets resulting from the acquisition ratably over 15 years.  Goodwill will not be amortized for book purposes but will be subject to impairment testing.  Other intangible assets are being amortized straight-line over their estimated useful lives, which for Trademarks and technology is 30 years and for Customer relationships is 15 years.

Gross accounts receivable of $2,693,000 acquired as part of the AVR acquisition were recorded net of the following reserves: (i) product returns of $1,845,000; (ii) doubtful accounts of $187,000, and (iii) cash discounts of $50,000.  The product returns reserve is an estimate of future returns of all products historically sold that are still potentially subject to return by the customer.

Lundbeck Products

On December 22, 2011, the Company entered into an Asset Sale and Purchase Agreement (the “Lundbeck Agreement”) to acquire the NDA rights to three branded, injectable drug products from the U.S. subsidiary of H. Lundbeck A/S (“Lundbeck”) for an estimated purchase price of approximately $63.4 million (the “Lundbeck Acquisition”).  Per terms of the Lundbeck Agreement, the Company made an upfront payment of $45.0 million.  The Company also acquired inventory from Lundbeck for a price of $4.6 million, which was paid early in 2012.  The Company will owe a subsequent milestone payment of $15.0 million in cash to Lundbeck on the third anniversary of closing of the Lundbeck agreement.  Contingent consideration of $11.3 million was recorded.  The initial purchase consideration and the subsequent milestone payment are subject to a reduction if certain sales targets are not met in the first three years and the subsequent three years post closing. The acquired products include Nembutal®, a Schedule II controlled drug, Diuril® and Cogentin®.  This acquisition adds to the Company’s portfolio of injectable drug products, allowing the Company to leverage its existing sales infrastructure to promote sales of these products.

The Company has determined that the acquired assets do represent a “business” as defined per Rule 11-01(d) of Regulation S-X and ASC 805, Business Combinations.  Accordingly, the Company has accounted for the Lundbeck Acquisition as a business combination.

During the post-acquisition period of December 22-31, 2011, sales of the products acquired from Lundbeck contributed revenue of $829,000 and gross profit of $745,000 to the Company’s consolidated financial results for 2011.

The following table sets forth the Company’s purchase price as of December 31, 2011 for the Lundbeck Acquisition (in thousands):

PURCHASE PRICE:

Cash paid at closing on December 22, 2011	$45,000
Cash payable for acquired inventory	4,559
Present value of contingent consideration	11,300
Assumed liability – unfavorable contract	2,541
Total Purchase Price	$63,400

ALLOCATION OF THE FAIR VALUE OF THE ACQUISITION:

Product licensing rights	59,525
Inventory	3,825
Fixed assets	50
Total Allocation of Fair Value	$63,400

The Company identified Product licensing rights as the only intangible assets acquired in the Lundbeck Acquisition, and expects to amortize this intangible asset straight-line over its anticipated useful life of 15 years for both book and tax purposes.  The contingent consideration of $15.0 million was discounted to present value using a 9% discount rate, which takes into account the Company’s cost of long-term credit.  The “Assumed liability – unfavorable contract” is in relation to a supply agreement assumed by the Company which obligates the Company to acquire more inventory of one of the three acquired products than the Company projects it would be able to sell based on historical sales volumes and future projections.  This liability has been discounted in determining its fair value.

The tangible assets acquired consist of inventory of approximately $3.8 million and fixed assets of approximately $50,000.   The acquired inventory has been valued below its acquisition cost based on the Company’s determination that not all of the acquired inventory can be sold at least six months prior to its expiration.

The Lundbeck Agreement commits the Company to paying royalties to Lundbeck based on the Company’s future sales of a generic form of one of the acquired products.  There is currently a generic form of this product on the market.  The Lundbeck Agreement assumes that the Company will be developing a competing generic, and calls for payment of royalties equal to 55% of the gross profit margin on sales of this product for a period of six years following the Company’s initial sale of this generic product.  For purposes of the royalty calculation, brand sales in excess of a specified annual unit volume will be treated as generic sales and will therefore be subject to royalties.  The dollar amount of this royalty commitment cannot be known, as it is subject to future sales prices, volumes and margins.

Quarterly Report on Form 10-Q for the period ended March 31, 2012

Note 13 – Business Combinations

On February 28, 2012, Akorn India Private Limited (“AIPL”), a wholly owned subsidiary of Akorn, Inc. (the “Company”) completed and closed on its previously announced acquisition of selected assets of Kilitch Drugs (India) Limited (“KDIL”).  This acquisition (the “Kilitch Acquisition”) was pursuant to the terms of the Business Transfer Agreement (the “BTA”) entered into among the Company, KDIL and the members of the promoter group of KDIL on October 5, 2011.  In accordance with terms contained in the BTA, the Company also closed on a related Product Transfer Agreement between the Company and NBZ Pharma Limited (“NBZ”), a company associated with KDIL.  The primary asset transferred was KDIL’s manufacturing plant in Paonta Sahib, Himachal Pradesh, India, along with its existing book of business.  KDIL was engaged in the manufacture and sale of pharmaceutical products for contract customers in India and for export to various unregulated world markets.  While the Paonta Sahib manufacturing facility is not currently certified by the U.S. Food and Drug Administration (the “FDA”) for exporting drugs to the U.S., the facility was designed with future FDA certification in mind.  Accordingly, the Kilitch Acquisition provided the Company with the potential for future capacity expansion for products to be sold in the U.S., as well as the opportunity to expand the Company’s footprint into markets outside the U.S.  The Company has determined that the assets acquired through the Kilitch Acquisition constitute a “business” as defined by Rule 11-01(d) of Regulation S-X and ASC 805,  Business Combinations .  Accordingly, the Company has accounted for the Kilitch Acquisition as a business combination.

           AIPL paid the equivalent of approximately USD $60.1 million at closing related to the BTA.  This total consisted of approximately $52.3 million in base consideration, $4.0 million in reimbursement for capital expenditures made by KDIL between April 1, 2011 and the closing date, $2.0 million related to contingent consideration earned by the closing date, and $1.8 million in taxes and duties related to transfer of the land and the business.  In addition to the amounts paid at closing, AIPL expects to owe the full contractual amount of $3.9 million in contingent consideration, subject to achievement of certain milestones.  The BTA also contains a working capital guarantee that calls for KDIL or AIPL to reimburse the other party for any shortfall or excess, respectively, in the actual acquired working capital compared to the target established in the BTA.

 The following table sets forth the purchase price for the Kilitch Acquisition translated into U.S. dollars as of the date of acquisition (amounts in thousands):

PURCHASE PRICE:

Cash paid	$60,072
Estimated contingent consideration payable	4,075
Estimated working capital true-up	(890)
Assumed liabilities	2,099
Deferred tax liabilities	1,368
Total purchase price	$66,724

ALLOCATION OF THE FAIR VALUE OF THE ACQUISITION:

Accounts receivable	2,130
Inventory	1,799
Land	3,714
Property, plant and equipment	8,474
Construction in progress	14,231
Goodwill, non-deductible	30,533
Other intangible assets, non-deductible	5,806
Other assets	37
Total allocation of fair value	$66,724

The allocation of fair value presented above is preliminary pending final valuation of the acquired tangible and intangible assets and final valuation of the potential contingent consideration payable to the sellers.

Goodwill represents expected synergies and intangible assets that do not qualify for separate recognition.  The Company does not anticipate being able to deduct the value of goodwill or other intangible assets for income tax purposes in India.  Accordingly, the Company recorded a deferred tax liability of $1,368,000 as part of purchase accounting.  For book purposes, the other intangible assets acquired are being amortized over lives of four to five years. Goodwill is not amortized for book purposes but is subject to impairment testing, per Company policy.  The tangible assets acquired consist primarily of construction in progress of approximately $14,231,000, property plant and equipment of approximately $8,474,000, Land of approximately $3,714,000 accounts receivable of approximately $2,130,000 and Inventory of approximately $1,799,000.

Form 10-Q for the Quarterly Period ended March 31, 2012

Notes to Condensed Consolidated Financial Statements
Note 13 –  Business Combinations, page 17

13.
You disclose that you included $1.8 million in taxes and duties related to the transfer of the land and the business in your total consideration for the Kilitch acquisition.  Please tell us to whom you paid these taxes and duties and clarify for us how they qualify for recognition as part of applying the acquisition method as stipulated in ASC 805-20-25-3 and ASC 805-10-25-20 through 25-22.  In your response, please explain to us how these taxes and duties are not acquisition-related costs under ASC 805-10-25-23.  In addition, please tell us whether taxes and duties are reflected in your determination of the fair value of any identified assets acquired, and if so, how so.  Reference for us the authoritative literature you rely upon to support your position.

Response: The $1.8 million in taxes and duties paid in relation to the Kilitch acquisition consisted of $1.6 million in stamp duty paid to the applicable taxing authority in India related to transfer of ownership to Akorn’s Indian subsidiary of the acquired land in Paonta Sahib, Himachal Pradesh, India; and $0.2 million in other taxes paid in relation to various consideration amounts paid to the sellers at closing.  The taxes and duties were essentially added to goodwill, because the determination of fair value of the assets acquired did not assign incremental tangible asset value to these taxes and duties.  We do not believe that the taxes paid represent acquisition-related costs as defined by ASC 805-10-25-23.

Stamp duty of $1.6 million:
ASC 805-20-25-3 states: “…to qualify for recognition as part of applying the acquisition method, the identifiable assets acquired and liabilities assumed must be part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination transaction rather than the result of separate transactions…”  We believe that the $1.6 million stamp duty meets this requirement.  The stamp duty was required to be paid in order to effect the transfer of ownership of the land and buildings at Paonta Sahib from Kilitch to Akorn’s Indian subsidiary, and this transfer of ownership of the land and buildings was a major part of the Business Transfer Agreement (the “BTA”) entered into between Kilitch and Akorn.  There was no “separate transaction” involved.  Further, we believe the fact that the stamp duty was paid to a tax collector rather than to Kilitch is irrelevant.  ASC 805-20-25-3 merely requires that the assets acquired and liabilities assumed must be part of what the acquirer and the acquiree exchanged, not that the acquirer’s total cost be paid to the acquiree.

In our opinion, ASC 805-20-25-20, 21, and 22 do not apply, as they specifically address pre-existing arrangements between acquirer and acquiree, or separate arrangements entered into during negotiations.  The stamp duty was not related to any such separate arrangements, but to the transfer of business assets from Kilitch to Akorn as specified in the BTA.  Therefore, in our opinion, ASC 805-20-25-20, 21 and 22 do not apply.

ASC 805-20-25-23 states the following: “Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation, and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. The acquirer shall account for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception. The costs to issue debt or equity securities shall be recognized in accordance with other applicable GAAP.”  We do not believe that the stamp duties paid for the transfer of ownership of the land and buildings from Kilitch to Akorn meet this definition of acquisition-related costs.  The examples given are all of costs that precede the acquisition, extend for a period of time, and help lead up to effecting the business combination.  Stamp duties are qualitatively different in that they are directly attached to the transfer of ownership of the underlying assets, making them part of the overall consideration payable for the acquired business, not a separate acquisition-related cost that would appropriately be expensed.

In summary, it is our belief that the stamp duties do not meet the definition of an acquisition-related cost and are not separable in any way from the BTA.  Therefore, we believe that the appropriate accounting is for the stamp duties to be considered part of the overall payment to effect the business combination.

We believe the other taxes paid, totaling $0.2 million are immaterial in amount to Akorn

Form 8-K Dated March 5, 2012
Exhibit 99.1

14.
On the first page of this press release you refer to “core business revenue growth.”  It is unclear whether this measure is a non-GAAP measure because the 77% growth rate for the fourth quarter of 2011 over the same period in 2010 appears to be the same as the increase in your GAAP revenues.  However, for the whole year 2011 versus 2010, it appears that GAAP revenues increased by 58% when you disclose that core revenue growth for this period was 69%.  Please explain to us whether core business revenue growth is a non-GAAP measure, and if so provide us proposed revised disclosure to be included in future earnings releases that describes this measure and reconciles it to the nearest GAAP measure.  If not, please explain the discrepancy noted for the whole year periods.

Response:  We note that the Company’s press release indicates on the first page that the Company’s ”core business” consists of its ophthalmic, hospital drugs & injectables and contract services segments.  The “biologics & vaccines” segment has been excluded.  We exited the “biologics & vaccines” segment in the quarter ended March 31, 2010, so as the Commission notes, there is no difference between GAAP revenue growth and non-GAAP “core business revenue” growth when comparing the fourth quarter of 2011 to the fourth quarter of 2010.

To the extent we include the term “core business revenue” in future earnings releases, we will identify it as a non-GAAP financial measure and provide both a narrative definition and reconciliation to the nearest GAAP measure. We have included this item within our revised non-GAAP financial measures disclosure provided below in response to comment #15.

15.
Please provide us proposed revised discussion of your non-GAAP financial measures on the third page of your release to be included in future earnings releases that describes why you believe your non-GAAP measures provide useful information to investors. Also describe any additional purposes for which you use your non-GAAP measures. Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Response:  Below is our proposed disclosure:

Non-GAAP Financial Measures

In addition to reporting all financial information required in accordance with generally accepted accounting principles (GAAP), Akorn is also reporting Core business revenue, Adjusted EBITDA, Adjusted net income and Adjusted net income per diluted share, which are non-GAAP financial measures. Since Adjusted EBITDA, Adjusted net income and Adjusted net income per diluted share are not GAAP financial measures, they should not be used in isolation or as a substitute for consolidated statements of operations and cash flow data prepared in accordance with GAAP. In addition, Akorn’s definitions of Adjusted EBITDA, Adjusted net income and Adjusted net income per diluted share may not be comparable to similarly titled non-GAAP financial measures reported by other companies. For a full reconciliation of Adjusted EBITDA and Adjusted net income to GAAP net income (loss), please see the attachments to this earnings release.

Core business revenue, as defined by the Company, is equal to total GAAP revenues, less revenue attributed to the Biologics & vaccines segment, which the Company exited during the quarter ended March 31, 2010.

The Company believes that core business revenue is a meaningful indicator in that it helps investors to evaluate the Company’s revenue trends from its current reportable segments, excluding the impact of the Company’s exit from the biologics & vaccines segment, which it did not consider to be part of its core business.

Adjusted EBITDA, as defined by the Company, is calculated as follows:

Net income (loss), plus:

●	Interest income (expense), net
●	Provision for income taxes
●	Depreciation and amortization
●	Non-cash expenses, such as share-based compensation expense, changes in the fair value of warrants, and deferred financing cost amortization
●
Other adjustments, such as equity in earnings of unconsolidated joint venture related to the sale of the joint venture's assets, and amortization of the fair value adjustment to inventory acquired through business acquisitions

The Company believes that Adjusted EBITDA is a meaningful indicator, to both Company management and investors, of the past and expected ongoing operating performance of the Company.  EBITDA is a commonly used and widely accepted measure of financial performance.  Adjusted EBITDA is deemed by the Company to be a useful performance indicator because it includes an add back of non-cash and non-recurring operating expenses which have little to no bearing on cash flows and may be subject to uncontrollable factors not reflective of the Company’s true operational performance (i.e. fair value adjustments to the carrying value of stock warrants liability).

Adjusted net income, as defined by the Company, is calculated as follows:

Income (loss) before income taxes, plus:

●	Intangible asset amortization
●	Non-cash expenses, such as non-cash interest, share-based compensation expense, changes in the fair value of warrants, and deferred financing cost amortization
●
Other adjustments, such as equity in earnings of unconsolidated joint venture related to the sale of the joint venture's assets, and amortization of the fair value adjustment to inventory acquired through business acquisitions

●	Less an estimated cash tax provision, net of the benefit from utilizing NOL carry-forwards.

Adjusted net income per diluted share is equal to Adjusted net income divided by the actual or anticipated diluted share count for the applicable period.

The Company believes that Adjusted net income and Adjusted net income per diluted shares are meaningful financial indicators, to both Company management and investors, in that they exclude non-cash income and expense items that have no impact on current or future cash flows, as well as other income and expense items that are not expected to recur and therefore are not reflective of continuing operating performance.  Adjusted net income and Adjusted net income per diluted share provide the Company and investors with income figures that would be expected to be more aligned with cash flows than GAAP net income, which includes a host of non-cash income and expense items.

While the Company uses Core business revenue, Adjusted EBITDA, Adjusted net income and Adjusted net income per diluted share in managing and analyzing its business and financial condition and believes these non-GAAP financial measures to be useful to investors in evaluating the Company’s performance, each of these financial measures has certain shortcomings.  Core business revenue does not provide a full picture of the Company’s historical revenues.  Adjusted EBITDA does not take into account the impact of capital expenditures on either the liquidity or the GAAP financial performance of the Company and likewise omits share-based compensation expenses, which may vary over time and may represent a material portion of overall compensation expense.  Adjusted net income does not take into account non-cash expenses that reflect the amortization of past expenditures, or include stock-based compensation, which is an important and material element of the Company’s compensation package for its directors, officers and other key employees.  Due to the inherent limitations of each of these non-GAAP financial measures, the Company’s management utilizes comparable GAAP financial measures to evaluate the business in conjunction with Adjusted EBITDA and encourages investors to do likewise.

Form 8-K Dated February 28, 2012
Item 9.01.  Financial Statements and Exhibits

16.
In this section you indicate that you will file the financial statements and pro forma financial information required within 71 calendar days of the due date of this filing. Based on our calculations, this information was required to be filed on May 15, 2012. Refer to the instruction to Item 9.01 of Form 8-K regarding the consequences of not filing this information on your ability to register and sell securities.

Response: We are aware of the consequence of not timely filing our Form 8-K/A related to the Kilitch acquisition on our ability to register and sell securities, and are operating our business accordingly.

Form 8-K Dated December 22, 2011
Item 9.01.  Financial Statements and Exhibits

17.
 In this section you indicate that you will file the financial statements and pro forma financial information required within 71 calendar days of the due date of this filing. Based on our calculations, this information was required to be filed on March 9, 2012.Refer to the instruction to Item 9.01 of Form 8-K regarding the consequences of not filing this information on your ability to register and sell securities.

Response:  We are aware of the consequence of not timely filing our Form 8-K/A related to the Lundbeck product acquisition on our ability to register and sell securities.

We thank the Staff for offering its questions and observations regarding our filings with the Commission, as this helps us to identify and correct existing disclosures, or add new disclosures, as required.

Please feel free to directly contact our chief financial officer, Tim Dick, with any follow-up questions or comments.  Tim can be reached by e-mail to tim.dick@akorn.com or by phone at (847) 279-6150.

Sincerely,

/s/ Rajat Rai

Rajat Rai
Chief Executive Officer